UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2004
Commission File Number 000-50305

ENTOURAGE MINING LTD.
(Translation of registrant's name into English)

212 - 525 Seymour Street, Vancouver, B.C. Canada V6B 3H7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_________

ENTOURAGE MINING LTD. ENTERS WALKER LANE GOLD AREA IN NEVADA

June 23, 2004

Entourage Mining Ltd. announces that it has entered into a definitive agreement with Goodsprings Development Corp., a Nevada based company, whereby Entourage may earn a 100% interest in the GBW project in Esmeralda County, Nevada. The Project comprises both patented and unpatented claims and is within the Walker Lane mineral belt.

The Walker Lane continues to be one of the focal points of mineral exploration in Nevada and has produced over 20 million ounces of gold. Gold and silver mineralization on the project is hosted in low-angle, structurally controlled zones and in widespread zones of jasperoid. There has been very limited previous exploration work, and Entourage plans an aggressive mapping and sampling campaign followed by an RC drilling program to test the targets.

Further to the Company news release, dated June 16th, 2004, the Company has been informed by its consultant, Mr. James Turner, P. Geo, that on Monday, July 5th, Mr. Turner will begin exploration preparation on the Company’s Goal Net emerald prospect in the Finlayson Lake area of the Yukon, Canada. The discovery of gem quality emeralds in the Finlayson Lake area has generated considerable interest in the exploration and gemstone community. Clusters of emerald occurrences characterize the major emerald districts of the world. There is widespread distribution of beryl and beryllium rich granites on the Entourage property and the close proximity of these soil anomalies to chromium-bearing ultra-mafic rocks support the notion that there is excellent potential for finding emerald deposits on the claims.

As well, the Company’s Special Adviser, Dr. Hanco Zwaan of Leiden, the Netherlands will make a visual inspection tour of the Finlayson Lake properties from July 26th-July 28th. Dr. Zwaan will assist the Company with the inspection of trenching samples from the 13 beryl anomalies from the Goal Net property.

Gregory F. Kennedy,
President and CEO
Email: info@entouragemining.com
Website: www.entouragemining.com
For more information contact Susan or Anne at 604-669-GEMS

Forward-Looking Statements:

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Vancouver, B.C. June 29, 2004.

ENTOURAGE MINING LTD.

/s/ “Gregory F. Kennedy”

Gregory F. Kennedy, President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Entourage Mining Ltd. (Registrant)

June 29, 2004.	By:	/s/ Gregory F. Kennedy

Gregory F. Kennedy President

Exhibit 4.1

Mining Sublease and Option to Purchase Agreement

               This Mining Sublease and Option to Purchase Agreement ("Agreement") is made and entered into by and between Goodsprings Development Corporation, a Nevada Corporation ("Owner"), and Entourage USA Inc., a wholly owned subsidiary of Entourage Mining Ltd. (Lessee), a British Columbia corporation. Entourage Mining Ltd. hereby accepts the financial responsibility of Entourage USA Inc.'s commitments under the terms and conditions of this agreement.

Recitals

               A.                Owner leases the Black Warrior patented mining claim USMS 40 and Sunrise USMS 41, and the unpatented mining claims BW1-BW5 and BWX1-BWX4, and has located the GBW group of unpatented claims situated in T. 1 S., R. 39 E., MDB&M, Esmeralda County, Nevada, more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement (collectively the "Property").

               B.                Owner desires to sublease the Property to Lessee and to grant to Lessee the option to purchase the Property on the terms and conditions of this Agreement.

               Now, therefore, in consideration of their mutual promises, the parties agree as follows:

1.            Definitions. The following defined terms, wherever used in this Agreement, shall have the meaning described below:

               1.1                "Area of Interest" means the geographic area within two (2) mile from the exterior boundaries of the Property.

               1.2                "Closing Date" means the date on which Lessee's purchase of the Property is closed in accordance with Section 5.

               1.3                "Effective Date" means June 1, 2004.

               1.4                "Governmental Regulations" means all directives, laws, orders, ordinances, regulations and statutes of any Federal, state or local agency, court or office.

               1.5                "Interest Rate" means twelve percent (12%) per annum compounded on an annual basis.

               1.6                "Lease Year" means each one (1) year period following the Effective Date and each anniversary of the Effective Date.

               1.7                "Lessee" means Entourage USA Inc., a wholly owned subsidiary of Entourage Mining Ltd., a British Columbia corporation, and its successors and assigns.

               1.8                "Minerals" means all minerals and mineral materials, including gold, silver, platinum, and platinum group metals, base metals (including antimony, chromium, cobalt, copper, lead, manganese, mercury, nickel, molybdenum, titanium, tungsten, zinc), and other metals and mineral materials which are on, in or under the Property.

               1.9                "Net Smelter Returns" means the net smelter returns from the production of Minerals from the Property as calculated and determined in accordance with Exhibit 1 to Exhibit B, the conveyance to be executed and delivered in accordance with Section 5.5.

               1.10               "Option" means the Option granted by Owner to Lessee to purchase the Property.

               1.11               "Owner" means Goodsprings Development Corporation, a Nevada corporation, and its successors and assigns.

               1.12               "Property" means the Black Warrior patented mining claim USMS 40 and Sunrise USMS 41, and the unpatented mining claims BW1 - BW5, and BWX1-BWX4, and the GBW unpatented mining claims situated in T.1 S., R.39 E., MDB&M, Esmeralda County, Nevada, plus such additional unpatented mining claims which are made subject to this Agreement.

               1.13                "Purchase Price" means the purchase price for the Property described in Section .

               1.14                "Rental Payments" means the rental payments payable by Lessee in accordance with Section 4.1.

               1.15                "Royalty" means the production royalty payable by Lessee to Owner in accordance with Section 4.2.

               1.16                "Underlying Agreements" means the Lease and Option to Purchase Agreement between Owner and Apex 76 Deep Mines Co., a Nevada corporation, concerning the Black Warrior patented mining claim USMS 40 and Sunrise USMS 41, and the unpatented mining claims BW1 - BW5, and BWX1-BWX4.

2.            Lease and Grant of Rights. Owner leases the Property to Lessee and grants Lessee the rights and privileges described in this Section.

               2.1                Lease and Sublease. Owner leases the Black Warrior group of claims and owns the GBW group of claims and hereby subleases both groups of claims, subject to the Underlying Agreement, to Lessee for the purpose of exploration for Minerals, provided, however, that Lessee shall have no right to construct, develop or operate a mine on the Property without first having exercised and closed the Option. Lessee agrees and covenants to perform all of Owner's obligations under the Underlying Agreements which accrue during the term of this Agreement.

               2.2                Water Rights. Subject to the regulations of the State of Nevada concerning the appropriation and taking of water, Lessee shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by Lessee in its operations on the Property. If Lessee acquires or files any applica-

tion for appropriation or a permit, it shall cause each such application and permit to be taken jointly in the names of Owner and Lessee. On termination of this Agreement, except on Lessee's exercise and closing of the Option, Lessee shall assign and convey to Owner all permits and water rights appurtenant to the Property which are acquired by Lessee during the term of this Agreement. If Lessee exercises and closes the Option, Owner shall assign and convey to Lessee all permits and water rights appurtenant to the Property.

3.            Term. The initial term of this Agreement shall commence on the Effective Date and shall expire ten (10) years after the Effective Date, unless this Agreement is sooner terminated, canceled or extended. Owner grants to Lessee and Lessee shall have the option and right to extend the term of this Agreement for ten (10) additional extension terms of one (1) year each on the express condition that Lessee is conducting exploration activities on the Property at the expiration of the term immediately preceding the proposed extension term and Lessee is current in its performance of all of its obligations under this Agreement, including, expressly, Lessee's payment obligations. If Lessee elects to extend the term of this Agreement, Lessee shall notify Owner not less than thirty (30) days before expiration of the term immediately preceding the proposed extension term.

4.            Payments. Lessee shall make the following payments to Owner:

               4.1                Rental Payments. On the dates described below, Lessee shall pay to Owner the sums described below:

Date	Payment Amount

On the parties' execution of this Agreement	$15,000.00
June 1, 2005	$15,000.00
June 1, 2006	$20,000.00
June 1, 2007 and each anniversary thereafter	$25,000.00

The Rental Payments shall be credited against the Purchase Price.

               4.2                Production Royalty. Lessee shall pay to Owner a production royalty equal to three percent (3%) of the Net Smelter Returns from the production or sale of Minerals from the Property. Lessee shall calculate and pay the Royalty in accordance with Exhibit 1 to Exhibit B attached to and by this reference incorporated into this Agreement, to be executed and delivered by Owner in accordance with section 5.5. Lessee shall pay the Royalty within one month after the last day of each month during which Lessee sells or ships any Minerals, materials or ores. Lessee shall have he option to purchase one third of the Royalty representing a one percent (1%) Net Smelter Return Royalty, for one million dollars ($1,000,000.00), in accordance with the terms of the conveyance to be executed and delivered in accordance with Section 5.5. Lessee may exercise its option to purchase such part of the Royalty at any time during the term of this Agreement or during the time prescribed in the conveyance.

               4.3                Payment of Mining Claim Staking and Maintenance Costs. Not less than sixty (60) days before (a) the legal or regulatory deadlines for payment of the Federal annual mining claim maintenance fees, performance of annual assessment work, if required, and the filing or recording of proof of payment of such fees or of intent to hold the mining claims which comprise the Property; and (b) the payments payable by Owner pursuant to the Underlying Agreements, Lessee shall pay to Owner the sums for such maintenance, work, filing and recording fees, and underlying payments in order that Owner may timely pay and perform such obligations. Lessee also agrees to pay for the staking and recording of any new claims contiguous with the Property, or to reimburse Owner for its costs in staking and recording any new claims contiguous with the Property

               4.4                Method of Payment. All payments by Lessee to Owner shall be paid by check delivered to Owner at its address for notice purposes or by wire transfer to an account designated by Owner.

               4.5                Late Charge and Interest. If Lessee does not timely pay any Rental Payment or any other amount payable by Lessee under this Agreement within ten (10) days after the date on which such payment is due, Lessee shall pay to Owner a late charge equal to ten percent (10%) of such overdue amount. Owner's acceptance of the late charge payment shall not constitute a waiver of Lessee's default regarding such overdue amount, nor prevent Owner from exercising any of Owner's other rights and remedies granted under this Agreement. If any Rental Payment or other amount payable by Lessee remains delinquent for a period in excess of thirty (30) days, Lessee shall pay to Owner, in addition to the late charge, interest from and after the due date at the Interest Rate. Lessee's payment of such interest shall not excuse or cure any default by Lessee.

               4.6                Currency. All monetary sums referred to in this Agreement are in United States currency.

5.            Option. Owner grants to Lessee the exclusive right to purchase the Property, subject to the Royalty reserved by Owner and subject to Lessee's obligations under the conveyance executed and delivered by Owner on the closing of the Option. The Purchase Price for the Property shall be Four Hundred Thousand Dollars ($ 400,000.00) . The Rental Payments paid by Lessee to Owner shall be credited against the Purchase Price.

               5.1                Notice of Election. If Lessee elects to exercise the Option, Lessee shall deliver written notice to Owner. On Owner's receipt of Lessee's notice of exercise of the Option, the parties shall make diligent efforts to close the conveyance of the Property, as applicable, within thirty (30) days after Owner's delivery of the notice.

               5.2                Real Property Transfer Taxes. Lessee shall pay the real property transfer taxes, if any, the costs of escrow and all recording costs incurred in closing of the Option.

               5.3                Proration of Taxes. Payment of any and all state and local real property and personal property taxies levied on the property and not otherwise provided for in this Agreement shall be prorated between the parties as of the closing of any transaction on the basis of a thirty (30) day month.

               5.4                Payment on Closing. On closing of the Option, Lessee shall pay the balance of the Purchase Price to Owner, in cash or by wire transfer to an account designated by Owner.

               5.5                Conveyance on Closing. If Lessee exercises and closes the Option, Owner shall execute and deliver to Lessee a conveyance of the Property in the form of Exhibit B. Owner and Lessee shall execute and deliver such other written assurances and instruments as are reasonably necessary for the purpose of closing the purchase of the Property. The execution, delivery and recording of the conveyance shall not constitute a merger of Lessee's obligations under this Agreement which shall survive the closing of the Option.

               5.6                Effect of Closing. On closing of the Option, Lessee shall own the Property, subject to the Royalty reserved by Owner, and Lessee's other obligations as stated in the conveyance of the Property.

6.            Compliance With the Law. Lessee shall, at Lessee's sole cost, promptly comply with all Governmental Regulations relating to the condition, use or occupancy of the Property by Lessee, including but not limited to all exploration and development work performed by Lessee during the term of this Agreement. Lessee shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of the Property and Lessee shall defend, indemnify and hold harmless Owner from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to Lessee's failure to comply with any applicable Governmental Regulations. Owner agrees to cooperate with Lessee in Lessee's application for governmental licenses, permits, and approvals, the costs of which shall be borne by Lessee. Promptly following the Effective Date, Lessee shall apply and diligently prosecute its application for a special use permit for mining operations on the Property.

7.            Lessee's Work Practices and Reporting.

               7.1                Work Practices. Lessee shall act as operator of the property and shall work the Property in a miner-like fashion. Lessee has a right to sub-contract work on the property providing that any sub-contractor or consultant agrees, in performing the work, to be bound by the terms of this agreement as though it were the lessee.

               7.2                Inspection of Data. During the term of this Agreement, Owner shall have the right to examine and make copies of all data regarding the Property in Lessee's possession during reasonable business hours and upon prior notice, provided, however, that the rights of the Owner to examine such data shall be exercised in a manner that does not interfere with the operations of Lessee.

               7.3                Reports. On or before February 1 each year this Agreement is in effect, Lessee shall deliver to Owner a comprehensive report of all of Lessee's activities conducted on the Property during the previous year.

8.            Scope of Agreement. This Agreement shall extend to and include the unpatented mining claims described in Exhibit A of this Agreement and in the exhibits which are part of this Agreement, and all other interests, mining claims and property rights made part of and subject to this Agreement in accordance with this Section. All unpatented mining claims located by Owner or Lessee which are partially or wholly in the Area of Interest shall be located in Owner's name and shall be part of and subject to this Agreement. On location by a party of any mining claims in the Area of Interest, the locating party shall promptly notify the other party. The parties shall execute and deliver an amendment of this Agreement, in recordable form, which provides that the newly located unpatented mining claims are part of the Property and are subject to this Agreement. The amendment made be recorded by either party.

9.            Liens and Notices of Non-Responsibility. Lessee agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by Lessee, and to pay, and defend, indemnify and hold harmless Owner from and against, all indebtedness and liabilities incurred by or for Lessee which may or might become a lien, charge or encumbrance; except that Lessee need not discharge or release any such lien, charge or encumbrance so long as Lessee disputes or contests the lien, charge or encumbrance and posts a bond sufficient to discharge lien acceptable to Owner. Subject to Lessee's right to post a bond in accordance with the foregoing, if Lessee does not within thirty (30) days following the imposition of any such lien, charge or encumbrance, cause the same to be released of record, Owner shall have, in addition to Owner's contractual and legal remedies, the right, but not obligation to cause the lien to be released by such manner as Owner deems proper, including payment of the claim giving rise to such lien, charge or encumbrance. All sums paid by Owner for and all expenses incurred by it in connection with such purpose, including court costs and attorney fees, shall be paid by Lessee to Owner on demand with interest at the Interest Rate. Notwithstanding the provisions of this Section, Lessee shall have the right to grant a lien and security interest in the Property for the purpose of obtaining financing for the development of a mine on the Property.

10.          Taxes.

               10.1                Real Property Taxes. Owner shall pay any and all taxes assessed and due against the Property before the execution of this Agreement. Lessee shall pay promptly before delinquency all taxes and assessments, general, special, ordinary and extraordinary, that may be levied or assessed during the term of this Agreement upon the Property. All such taxes for the year in which this Agreement is executed and for the year in which this Agreement terminates shall be prorated between the Owner and Lessee, except that neither the Owner nor Lessee shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the Property assessed solely to the other party.

               10.2                Personal Property Taxes. Each party shall promptly when due pay all taxes assessed against such party's personal property, improvements or structures placed or used on the Property.

               10.3                Income Taxes. Owner shall not be liable for any taxes levied on or measured by income or net proceeds, or other taxes applicable to Lessee, based upon payments under this Agreement or under the conveyance executed and delivered by Owner on the Closing of the Option.

               10.4                Delivery of Tax Notices. If Owner receives tax bills or claims which are Lessee's responsibility, Owner shall promptly forward them to Lessee for payment.

11.           Insurance and Indemnity.

               11.1                Lessee's Liability Insurance. Lessee shall, at Lessee's sole cost, keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with coverage in amounts considered reasonable under Nevada mineral exploration practices and standards, and with contractual liability endorsement insuring Lessee's performance of Lessee's indemnity obligations of this Agreement.

               11.2                Form and Certificates. The policy of insurance required to be carried by Lessee pursuant to this Section shall be with a company approved by Owner and shall have a Best's Insurance Rating of at least A-VII. Such policy shall name Owner as an additional insured and contain a cross-liability and sever ability endorsement. Lessee's insurance policy shall also be primary insurance without right of contribution from any policy carried by Owner. A certificate of insurance and a copy of Lessee's insurance policy shall be provided to Owner before any entry by Lessee or its agents or employees on the Property and shall provide that such policy is not subject to cancellation, expiration or change, except upon thirty (30) days prior written notice to Owner. The Owner shall not unreasonably refuse to approve an insurance Company or policy secured by the lessee.

               11.3                Waiver of Subrogation. Lessee and Owner each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by Owner or Lessee and in force at the time of such loss or damage.

               11.4                Waiver and Indemnification. Owner shall not be liable to Lessee and Lessee waives all claims against Owner for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to Lessee's business conducted on the Property. Lessee shall defend, indemnify and hold harmless Owner and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising in connection with injury to person or property from any activity, work, or things done, permitted or suffered by Lessee or Lessee's agents, partners, servants, employees, invitees or contractors on or about the Property, or from any breach or default by Lessee in the performance of any obligation on the part of Lessee to be performed under the terms of this Agreement (all of the foregoing collectively referred to hereinafter as General Indemnity

Claims). Lessee agrees to defend all General Indemnity Claims on behalf of Owner, with counsel reasonably acceptable to Owner. The obligations of Lessee contained in this Section shall survive the expiration of the term or sooner termination of this Agreement.

12.          Environmental.

               12.1                Definitions. Hazardous Materials means any material, waste, chemical, mixture or byproduct which: (a) is or is subsequently defined, listed or designated under Applicable Environmental Laws (defined below) as a pollutant, or as a contaminant, or as toxic or hazardous; or (b) is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any Federal, state or local governmental authority or agency. Applicable Environmental Laws means any applicable Federal, state, or local governmental law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of Federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

               12.2                Lessee Hazardous Material Activities. Lessee shall limit any use, generation, storage, treatment, transportation, and handling of Hazardous Materials in connection with Lessee's use of the Property (collectively "Lessee Hazardous Materials Activities") to those Hazardous Materials, and to quantities of them, that are necessary to perform activities permitted under this Agreement. Lessee Hazardous Materials Activities include, without limitation, all such activities on or about the Property by Lessee's employees, partners, agents, invitees, contractors and their subcontractors. Lessee shall not cause or permit any Hazardous Materials to be disposed or abandoned at the Property. Lessee shall cause all Lessee Hazardous Materials Activities to be performed in strict conformance to Applicable Environmental Laws. Lessee shall promptly notify Owner of any actual or claimed violation of Applicable Environmental Laws in connection with Lessee Hazardous Materials Activities, and Lessee shall promptly and thoroughly cure any violation of Applicable Environmental Laws in connection with Lessee Hazardous Materials Activities. If any governmental approval, consent, license or permit is required under Applicable Environmental Laws for Lessee to perform any portion of its work at the Property, including without limitation any air emission permits, before commencing any such work, Lessee shall be solely responsible, at Lessee expense, for obtaining and maintaining, and providing copies of, each approval, consent, license or permit. All Lessee Hazardous Materials Activities shall be performed by qualified personnel who have received proper training with respect to Hazardous Materials, including compliance with applicable OSHA laws and regulations. Lessee shall cause all Hazardous Materials present at the Property in connection with Lessee Hazardous Materials Activities to be safely and securely stored, using double containment. Lessee agrees that neither its use of the Property nor Lessee Hazardous Materials Activities shall result in contamination of the environment.

               12.3.                Spills of Hazardous Materials. Lessee shall promptly notify Owner and each governmental regulatory entity with jurisdiction of any spills, releases, or leaks of Hazardous Materials that occur in connection with Lessee Hazardous Materials Activities or Lessee's use of

the Property, including but not limited to any contamination of the environment (collectively "Lessee Contamination"). Lessee further shall promptly notify Owner of any claims of which Lessee becomes aware regarding any actual or alleged Lessee Contamination. Lessee shall be solely responsible at its expense for promptly, diligently and thoroughly investigating, monitoring, reporting on, responding to, and cleaning up to completion any and all such Lessee Contamination, in full conformance to Applicable Environmental Laws (collectively the "Lessee Environmental Response Work"). All Lessee Environmental Response Work shall be reported to each governmental regulatory entity with jurisdiction on an ongoing basis, and Lessee shall diligently attempt to attain written concurrence each such regulatory entity that all Lessee Environmental Response Work has been satisfactorily performed and completed. Lessee at its expense shall keep Owner timely informed of Lessee's progress in responding to any Lessee Contamination, including but not limited to providing Owner with copies, at Lessee's expense, of all reports, work plans, and communications with governmental entities.

               12.4                Removal of Stored Hazardous Materials. Before the expiration or termination of this Agreement, and not withstanding any other provision of this Agreement, and in full conformance to Applicable Environmental Laws, Lessee shall: (a) cause to be properly removed from the Property all Hazardous Materials stored at the Property in connection with Lessee's use of the Property or in connection with Lessee Hazardous Materials Activities; and (b) cause to be properly dismantled, closed and removed from the Property all devices, drums, equipment and containments used for handling, storing or treating Hazardous Materials Activities. As part of the closure and removal activities described in the preceding sentence, Lessee shall cause to be performed representative environmental sampling of areas of the Property where such handling, storing or treating of Hazardous Materials occurred, to confirm that no contamination of the environment has resulted from any Lessee Hazardous Materials Activities. Such sampling shall be performed by a qualified environmental consultant acceptable to Owner, and such consultant shall promptly issue a written report which describes the consultant's data, findings and conclusions, a copy of which shall be provided to Owner at Lessee's expense. If any Lessee Contamination is discovered, Lessee shall immediately initiate Lessee Environmental Response Work as prescribed in this Agreement.

               12.5                Environmental Indemnity. Lessee shall promptly reimburse, defend, indemnify (with legal counsel acceptable to Owner, whose consent shall not unreasonably be withheld) and hold harmless Owner, its employees, assigns, successors-in-interest, agents and representatives from any and all claims, liabilities, obligations, losses, causes of action, demands, governmental proceedings or directives, fines, penalties, expenses, costs, (including but not limited to reasonable attorney's fees, consultant‘s fees, and other expert's fees and costs), and damages which arise from or relate to: (a) Lessee Hazardous Materials Activities; (b) Lessee Contamination; ( c ) any non- compliance with Applicable Environmental Laws resulting directly from the Lessee's use of the Property or (d) a breech of any obligation of Lessee under this Section. The Lessee shall not be responsible for hazardous material activities, breach of applicable environmental law or contamination incurred primarily by another party or incurred primarily before or after the terms of this agreement.

               12.6                Survival. The provisions of this Section shall survive expiration or termination of this Agreement .

13.          Work Obligations and Conversion of Claims.

               13.1                Work Obligations.

                                        13.1.1                Annual Assessment Work. To the extent required by law, beginning with the annual assessment work period of September 1, 2004, to September 1, 2005, and for each following annual assessment work year commencing during the term of this Agreement, Lessee shall perform for the benefit of the Property work of a type customarily deemed applicable as assessment work and of sufficient value to satisfy the annual assessment work requirements of all applicable Federal, state and local laws, regulations and ordinances, if any, and shall prepare evidence of the same in form proper for recordation and filing, and shall timely record and/or file such evidence in the appropriate Federal, state and local office as required by applicable Federal, state and local laws, regulations and ordinances. If Lessee elects to terminate this Agreement more than two (2) months before the deadline for performance of annual assessment work for the following annual assessment year, Lessee shall have no obligation to perform annual assessment work nor to prepare, record and/or file evidence of the same for the following annual assessment year. Lessee's obligation, if any, to perform the annual assessment work for the assessment work period September 1, 2004 to September 1, 2005, is an unconditional obligation of Lessee which shall survive termination of this Agreement.

                                          13.1.2                Federal Mining Claim Maintenance Fees. If under applicable Federal laws and regulations Federal annual mining claim maintenance fees are required to be paid for the unpatented mining claims which constitute all or part of the Property, beginning with the annual assessment work period of September 1, 2004, to September 1, 2005, Lessee shall timely and properly pay the Federal annual mining claim maintenance fees and shall execute and record or file, as applicable proof of payment of the Federal annual mining claim maintenance fees and of Owner's intention to hold the unpatented mining claims which constitute the Property. If Lessee elects to terminate this Agreement more than two (2) months before the deadline for payment of the Federal annual mining claim maintenance fees for the following annual assessment year, Lessee shall have no obligation to pay the Federal annual mining claim maintenance fees for the Property for the following assessment year. Lessee's obligation for payment of Federal annual mining claim maintenance fees and recording of the proof of payment and notice of intent to hold the claims for the assessment work period September 1, 2004, to September 1, 2005, is an unconditional obligation of Lessee which shall survive termination of this Agreement.

               13.2                Amendment of Mining Laws. The parties acknowledge that legislation for the amendment or repeal of the mining laws of the United States applicable to the Property has been, and in the future may be, considered by the United States Congress. The parties desire to insure that any and all interests of the parties in the lands subject to the unpatented mining claims which comprise all or part of the Property, including any rights or interests acquired in such lands under the mining laws as amended, repealed or superseded, shall be part of the Property and shall be subject to the Agreement. If the mining laws applicable to the unpatented mining claims subject to this Agreement are amended, repealed or superseded, the conversion or termination of Owner's interest in the Property pursuant to such amendment, repeal or supersession of the mining laws shall not be considered a deficiency or defect in Owner's title in the Property, and Lessee shall have no right or claim against Owner resulting from the conversion, diminution, or loss of Owner's interest in and to the Property, except as expressly provided in this Agreement.

               If pursuant to any amendment or supersession of the mining laws Owner is granted the right to convert its interests in the unpatented mining claims compromising the Property to a permit, license, lease, or other right or interest, all converted interests or rights shall be deemed to be part of the Property subject to this Agreement. Upon the grant or issuance of such converted interests or rights, the parties shall execute and deliver an addendum to this Agreement, in recordable form, by which such converted interests or rights are made subject to this Agreement.

14.          Relationship of the Parties.

               14.1                No Partnership. This Agreement shall not be deemed to constitute any party in its capacity as such, the partner, agent, or legal representative of any other party, or to create any joint venture, partnership, mining partnership between the parties.

               14.2                Competition. Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party. In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any interest, property or right to it outside the scope of this Agreement.

15.          Inspection. Owner or Owner's duty authorized representatives shall be permitted to enter on the Property and Lessee's workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner which does not unreasonably hinder, delay or interfere with Lessee's operations.

16.          Title. Owner represents that: (a) the unpatented mining claims which are part of the Property were properly located in accordance with applicable Federal and state laws and regulations; (b) the unpatented mining claims which are part of the Property are in good standing; (c) subject to the paramount title of the United States, Owner has the good right and full power to lease and to convey the unpatented mining claims which are part of the Property and the fee lands which are part of the Property described in this Agreement; and (d) the Property is free and clear of all liens, claims, and encumbrances and Owner has good and marketable title to the Property. Owner disclaims any representation or warranty concerning the existence or proof of a discovery of locatable minerals on or under the Property. Owner's representations and warranties concerning title shall survive termination of this Agreement and the conveyance from Owner to Lessee on exercise and closing of the Option.

17.          Covenants, Warranties and Representations. Each of the parties covenants, warrants and represents for itself as follows:

               17.1                Compliance with Laws. That is has complied with all applicable laws and regulations of any governmental body, Federal, state or local, regarding the terms of and performance of its obligations under this Agreement.

               17.2                No Pending Proceedings. That there are no lawsuits or proceedings pending or threatened which affect its liability to perform the terms of this Agreement.

               17.3                Costs. That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

               17.4                Brokers. That it has had no dealings with any agent, broker, or finder in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any agent's, broker's or finder's fee is due in connection with this Agreement.

18.          Termination by Owner. Any failure by Lessee to perform any of its covenants, liabilities, obligations or responsibilities under this Agreement shall be default. Owner may give Lessee written notice of a default. If default is not remedied within thirty (30) days after receipt of the notice, provided the default can reasonably be cured within that time, or, if not, if Lessee has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, Owner may terminate this Agreement by delivering notice to Lessee of Owner's termination of this Agreement. In case of Lessee's failure to pay the Rental Payments, Owner shall be entitled to give Lessee written notice of the default, and if such default is not remedied within fifteen (15) days after receipt of the notice, then Owner may terminate this Agreement by delivering notice to Lessee of Owner's termination of this Agreement. On termination of this Agreement based on Lessee's default, within ten (10) days Lessee shall execute to Owner a release of this Agreement in form acceptable for recording.

19.          Termination by Lessee. Lessee may terminate this Agreement at any time by giving written thirty (30) days advance notice to Owner. If Lessee terminates this Agreement, Lessee shall perform all obligations and pay all payments which accrue or become due before the termination date. On Lessee's termination of this Agreement, within ten (10) days Lessee shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording.

20.          Surrender of Property. Unless the property is purchased pursuant to the terms of this agreement, on expiration or termination of this Agreement, Lessee shall surrender the Property promptly to Owner and at Lessee's sole cost shall remove from the Property all of Lessee's equipment, buildings, and structures. Lessee shall reclaim the Property in accordance with all applicable Governmental Regulations. Lessee shall diligently perform reclamation and restoration of the Property such that Lessee's reclamation and restoration shall be completed before expiration or termination of this Agreement and not later than the date required under any Governmental Regulations.

21.          Data. Within thirty (30) days following termination of this Agreement, Lessee shall deliver to Owner copies of all data regarding the Property in Lessee's possession at the time of termination which before termination have not been furnished to Owner and, at Owner's request, Lessee shall deliver to Owner all drilling core samples and sample splits taken from the Property.

22.          Confidentiality. The data and information, including the terms of this Agreement, coming into Lessee's possession by virtue of this Agreement shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property or to publicly announce and disclose information under Governmental Regulations or under the rules and regulations of any stock exchange on which the stock of any party, or the parent or affiliates of any party, is listed. Lessee agrees to inform Owner of the content of the announcement or disclosure in sufficient time to permit Owner to jointly or simultaneously make a similar public announcement or disclosure. If a party negotiates for a transfer of all or any of its interest in the Property or under this Agreement or negotiates to procure financing or loans relating to the Property, in order to facilitate any such negotiations such party shall have the right to furnish information to third parties, provided that each third party to whom the information is disclosed agrees to maintain its confidentiality in the manner provided in this Section.

23.          Assignment.

               23.1               Lessee's Assignment. Lessee shall not assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer (each a "Transfer") all or any part of its interest in this Agreement or the Property, without, in each case, Owner's prior written consent, which shall not be withheld unreasonably, subject to the terms of the Underlying Agreements. Any Transfer of this Agreement which is prohibited under this Section shall be deemed void and shall constitute a material default under the terms of this Agreement. Owner's consent to an assignment shall not waive the terms of this Section in respect of any subsequently proposed assignment, nor shall it release Lessee of its obligations under this Agreement.

               23.2               Owner's Assignment. Owner shall have the right to assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer all or any part of its interest in this Agreement or the Property. No change in ownership of Owner's interest in the Property shall affect Lessee's obligations under this Agreement unless and until Owner delivers and Lessee receives copies of the documents which demonstrate the change in ownership of Owner's interest. Until Lessee receives Owner's notice and the documents required to be delivered under this Section, Lessee may continue to make all payments under this Agreement as if the transfer of Owner's ownership interest had not occurred. No division of Owner's ownership as to all or any part of the Property shall enlarge Lessee's obligation or diminish Lessee's rights under this Agreement.

24.          Memorandum Agreement. The parties shall execute and deliver a memorandum of this Agreement. The execution of the memorandum shall not limit, increase or in any manner affect any of the terms of this Agreement or any rights, interests or obligations of the parties.

25.          Notices. Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressee's local time shall be deemed delivered the next day.

If to Owner:	Goodsprings Development Corp
C/O Ken Brook
2305 Pleasure Dr.
Reno, Nevada 89509

If to Lessee:	Entourage USA Inc., a wholly owned subsidiary of
Entourage Mining Ltd.
C/O Greg Kennedy
212 525 Seymour St.
Vancouver, B.C. V6B3H7
Canada

26.          Binding Effect of Obligations. This Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

27.          Entire Agreement. The parties agree that the entire agreement between them is written in this Agreement and in a memorandum of agreement of even date. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement may be amended or modified only by a written instrument signed by the parties with the same formality as this Agreement. The Owner agrees to register this agreement and the original agreement between itself and Apex 76 Deep Mines Co. forthwith and provide the Lessee copies of such registration.

28.          Governing Law and Forum Selection. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada. Any action or proceeding concerning the construction, or interpretation of the terms of this Agreement or any claim or dispute between the parties shall be commenced and heard in the Second Judicial District Court of the State of Nevada, in and for the county of Washoe, Reno, Nevada.

29.          Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

30.          Severability. If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any Governmental Regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term, or provision held to be invalid.

31.          Time of Essence. Time is of the essence in the performance of the parties' obligations under this Agreement.

The parties have executed this Agreement effective as of the Effective Date.

GOODSPRINGS DEVELOPMENT CORP.

By	"DK Brook Jr."
D.K. Brook Jr. , President

ENTOURAGE USA INC., A WHOLLY OWNED
SUBSIDIARY OF ENTOURAGE MINING LTD.

By	"Gregory F. Kennedy"
President

STATE OF NEVADA,	)
ss.
COUNTY OF ____________	)

              This mining Lease and Option to Purchase Agreement was acknowledged before me on June 16, 2004, by Gregory F. Kennedy as President of Entourage USA Inc., a wholly owned subsidiary of Entourage Mining Ltd.

Christopher D. Farber
Notary Public City of Vancouver Province of British Columbia NOTARIAL SEAL

STATE OF NEVADA,	)
ss.
COUNTY OF WASHOE	)

              This Mining Lease and Option to Purchase Agreement was acknowledged before me on 6-22-04, 20____, by Doyle Kenneth Brook, Jr., as President of Goodsprings Development Corporation.

"David Gifford"
Notary Public
NOTARIAL SEAL

Exhibit A
Description of Property

A.	Patented Mining Claims

Black Warrior patented claim USMS 40 and Sunrise USMS 41 in Section 3.1, T. 1 S., R. 39 E., MDB&M, Esmeralda County, Nevada. APN 000-006-14

B.	Unpatented Mining Claims:

Claim Name:	BLM NMC Nos.	Esmeralda County
Book / Page

BW1 to BW5	773255 -58, 789771

BWX1 to BWX4	801552 - 555

EXHIBIT B

Recorded at the request of and when recorded return to:

Entourage Mining Ltd
212 525 Seymour St.
Vancouver, B.C. V6B3H7
Canada

Quitclaim Deed With Reservation of Royalty

               This Quitclaim Deed With Reservation of Royalty ("Deed") is made by and between Goodsprings Development Corporation, a Nevada corporation ("GDC"), as Grantor, and Entourage USA Inc., a wholly owned subsidiary of Entourage Mining Ltd. a corporation organized under the laws of the Province of British Columbia ("Grantee").

Recitals

A.            Grantor and Grantee are parties to the Mining Sublease and Option to Purchase Agreement dated effective June 1, 2004 (the "Agreement"), concerning the patented and unpatented lode mining claims situated in Esmeralda County, Nevada, more particularly described in Exhibit 1 attached to and by this reference incorporated in this Deed (collectively the "Royalty Property"), in accordance with which Grantor agreed to sell to Grantee all of Grantor's right, title and interest in and to the Royalty Property, subject to Grantor's reservation to Grantor of the production royalty (the "Royalty") described in this Deed.

B.            Grantor and Grantee have closed the purchase and sale of the Royalty Property in accordance with the Agreement.

               In consideration of the parties' rights and obligations under the Agreement, the parties agree as follows:

               1. Quitclaim. Grantor quitclaims to Grantee, and its assigns and successors forever, all of Grantor's right, title and interest in the Royalty Property, except and subject to Grantor's reserved Royalty and the parties' rights and obligations under this Deed.

               2. Royalty. Grantor grants, reserves and retains to itself, and Grantor's assigns and successors forever, and Grantee agrees and covenants to pay to Grantor, and Grantor's assigns and successors, a production royalty equal to three percent (3%) of the Net Smelter Returns; as calculated and determined in accordance with Exhibit 2 attached to and by this reference incorporated in this Deed. Grantee shall have the option to purchase one third of the Royalty representing one percent (1%) of the Net Smelter Returns for one million dollars ($1,000,000.00) . Grantee may exercise the option to purchase the Royalty within ninety (90) days following the commencement of production of minerals from the Property. If Grantee elects to exercise its option to purchase a part of the Royalty, it shall deliver written notice to Grantor. The parties shall close Grantee's exercise of its option to purchase the Royalty within thirty (30) days following Grantee' s delivery of its notice at which time Grantee shall pay the purchase price for the part of the Royalty purchased and Grantor shall execute and deliver an assignment of the part of the Royalty which Grantee purchases. If Grantee does not timely and properly exercise its option to purchase part of the Royalty, Grantee shall be deemed to have irrevocably released and waived its option to purchase part of the Royalty.

                              2.1 Burden on Royalty Property. The Royalty shall burden and run with the Royalty Property, including any amendments, conversions to a lease or other form of tenure, relocations or patent of all or any of the unpatented mining claims which comprise all or part of the Royalty Property. On amendment, conversion to a lease or other form of tenure, relocation or patenting of any of the unpatented mining claims which comprise all or part of the Royalty Property, Grantee agrees and covenants to execute, deliver and record in the office of the recorder in which all or any part of the Royalty Property is situated an instrument by which Grantee grants to Grantor the Royalty and subjects the amended, converted or relocated unpatented mining claims and the patented claims, as applicable, to all of the burdens, conditions, obligations and terms of this Deed.

                              2.2  Payment of Royalty. Grantee shall calculate and pay the Royalty monthly in accordance with the provisions of Exhibit 2.

                              If Grantee does not timely pay the Royalty, Grantor may give written notice to Grantee that Grantee is in default of its obligations under this Deed, and unless within five (5) business days following receipt by Grantee of such notice Grantor receives the delinquent Royalty payment, then Grantee shall pay interest on the delinquent payment at the rate often percent (10%) per annum which shall accrue from the day the delinquent Royalty payment was due to the date of payment of the Royalty and accrued interest. Grantee shall pay all of Grantor's attorney's fees and all other costs incurred by Grantor to collect the delinquent Royalty payment.

                              2.3 Production Records. Grantee shall keep true and accurate accounts, books and records of all of its activities, operations and production of minerals on the Royalty Property.

               3. Commingling. Grantee shall have the right to commingle minerals from the Royalty Property with minerals mined from other properties. Not less than sixty (60) days before commencement of commingling, Grantee shall notify Grantor and shall deliver to Grantor Grantee's proposed commingling plan for Grantor's review. Before Grantee commingles any minerals produced from the Royalty Property with minerals from other properties, the minerals produced from the Royalty Property and other properties shall be measured and sampled in accordance with sound mining and metallurgical practices for metal, commercial minerals and other appropriate content. Grantee shall keep detailed accounts and records which show measures, assays of metal, commercial minerals, and other appropriate content and penalty substances, and gross metal content of the minerals. From this information, Grantee shall determine the amount of the Royalty due and payable to Grantor for minerals produced from the Royalty Property commingled with minerals from other properties.

               4. Reports. Not later than February I and August 1 of each year, Grantee shall deliver to Grantor a comprehensive report of all exploration, development and mining activities and operations conducted by Grantee on or relating to the Property during the preceding six (6) months. Such semiannual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Royalty Property for the succeeding year. Grantee shall provide Grantor reasonable access to all data and information generated regarding the Royalty Property.

               5. Inspections. Grantor, or its authorized agents or representatives, may enter upon all surface and subsurface portions of the Royalty Property for the purpose of inspecting the Royalty Property and all improvements and operations on the Royalty Property, as well as inspecting and copying all accounts and records, including without limitation such accounts and records which are maintained electronically, pertaining to all activities and operations on or relating to the Royalty Property, the improvements or operations.

               6. Compliance with Laws, Reclamation, Environmental Obligations and Indemnities.

                              6.1 Compliance with Laws. Grantee shall at all times comply with all applicable federal, state and local laws, regulations and ordinances relating to Grantee's activities and operations on or relating to the Royalty Property.

                              6.2 Reclamation, Environmental Obligations and Indemnities. Grantee shall perform all reclamation required under federal, state and local laws, regulations and ordinances relating to Grantee's activities or operations on or relating to the Royalty Property. Grantee shall defend, indemnify and hold harmless Grantor from and against any and all actions, claims, costs, damages, expenses (including attorney's fees and legal costs), liabilities and responsibilities arising from or relating to Grantee's activities or operations on or relating to the Royalty Property, including those under laws, regulations and ordinances intended to protect or preserve the environment or to reclaim the Royalty Property. Grantee' s obligations under this Section shall survive the abandonment, surrender or transfer of the Royalty Property.

               7. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials and other materials (collectively "Materials") resulting from Grantee's operations and activities on the Royalty Property shall be Grantee's sole property, but shall remain subject to the Royalty if they are processed or reprocessed and Grantee receives revenues from such processing or reprocessing. If Materials are processed or reprocessed, the Royalty payable shall be determined by using the best engineering, metallurgical and technical practices and standards then available.

               8. Title Maintenance.

                              8.1 Title Maintenance and Taxes. Grantee shall maintain title to the Royalty Property, including without limitation, paying when due all taxes on or with respect to the Royalty Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Grantee and Grantor, respectively, in the Royalty Property and under this Deed.

                              8.2 Assessment Work. Grantee shall perform all required assessment work on, pay all mining claim maintenance fees and make such filings and recordings as are necessary to maintain title to the Royalty Property in accordance with applicable federal and state laws and regulations.

                              8.3 Abandonment. If Grantee intends to abandon or surrender any of the Royalty Property (the "Abandonment Property"), Grantee shall first give notice of such intention to Grantor at least ninety (90) days in advance of the proposed date of abandonment or surrender. At any time before the date of Grantee's proposed abandonment or surrender of the Royalty Property Grantor may deliver notice to Grantee that Grantor desires Grantee to convey the Abandonment Property to Grantor. In such case, Grantee shall convey the Abandonment Property to Grantor free and clear of any claims, encumbrances or liens created by, through or under Grantee. If Grantor does not timely request reconveyance of the Abandonment Property, Grantor's right to do so shall be irrevocably terminated.

               9. General Provisions.

                              9.1 Conflict. If a conflict arises between the provisions of this Deed and the provisions of the Agreement, the provisions of the Agreement shall prevail.

                              9.2 Entire Agreement. This Deed and the Agreement constitute the entire agreement between the parties.

                              9.3 Additional Documents. The parties shall from time to time execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the purposes of this Deed.

                              9.4 Binding Effect. All of the covenants, conditions, and terms of this Deed shall bind and inure to the benefit of the parties and their successors and assigns.

                              9.5 No Partnership. Nothing in this Deed shall be construed to create, expressly or by implication, a joint venture, mining partnership or other partnership relationship between the parties.

                              9.6 Governing Law. This Deed is to be governed by and construed under the laws of the State of Nevada.

                              9.7 Time of Essence. Time is of the essence in this Deed.

                              9.8 Notices. Any notices required or authorized to be given by this Deed shall be in writing and shall be sent either by commercial courier, facsimile, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressee's local time shall be deemed delivered the next day.

If to Grantor:

Goodsprings Development Corporation
C/O D. K. Brook Jr.
2305 Pleasure Dr.
Reno, Nevada 89509

If to Grantee:

Entourage USA Inc., a wholly owned subsidiary of Entourage Mining Ltd
212 525 Seymour St
Vancouver, B.C. V6B3H7
Canada

This Deed is effective _______________________________________ , regardless of the date on which the parties execute this Deed.

Goodsprings Development Corporation

By
D. Kenneth Brook Jr., President

Entourage USA Inc., a wholly owned subsidiary of Entourage Mining Ltd.

By	"Gregory F. Kennedy"
Title: President, Gregory F. Kennedy

STATE OF NEVADA,	)
ss.
COUNTY OF WASHOE	)

This Quitclaim Deed With Reservation of Royalty was acknowledged before me on _________________________________ , by D. K. Brook Jr. as President of Goodsprings Development Corporation.

Notary Public

STATE OF NEVADA,	)
ss.
COUNTY OF ____________	)

This Quitclaim Deed With Reservation of Royalty was acknowledged before me on June 16, 2004, by Gregory F. Kennedy as President of Entourage USA Inc., a wholly owned subsidiary of Entourage Mining Ltd.

"Christopher D. Farber"

Notary Public
City of Vancouver
Province Of British Columbia
NOTARIAL SEAL

Exhibit 1
Description of Property

B.	Patented Mining Claims

Black Warrior patented claim USMS 40 and Sunrise USMS 41 in Section 3.1, T. 1 S., R. 39 E., MDB&M, Esmeralda County, Nevada. APN 000-006-14

B.	Unpatented Mining Claims:

Claim Name:	BLM Serial #

BW1 to BW5	773255 -58, 789771

BWX1 to BWX4	801552 - 555

Exhibit 2
Net Smelter Returns

Payor:	Entourage USA Inc., a wholly owned subsidiary of Entourage Mining Ltd.

Recipient:	Goodsprings Development Corporation

1.           Definitions. The terms defined in the instrument to which this Exhibit is attached and made part of shall have the same meanings in this Exhibit. The following definitions shall apply to this Exhibit.

               1.1 "Gold Production" means the quantity of refined gold outturned to Payor's account by an independent third party refinery for gold produced from the Property during the month on either a provisional or final settlement basis.

               1.2 "Gross Value" shall be determined on a month basis and have the following meanings with respect to the following Minerals:

                              1.2.1 Gold

                                             (a) If Payor sells gold concentrates, dore or ore, then Gross Value shall be the value of the gold contained in the gold concentrates, dore and ore determined by utilizing: (1) the mine weights and assays for such gold concentrates, dore and ore; (2) a reasonable recovery rate for the refined gold recoverable from such gold concentrates, dore and ore (which shall be adjusted annually to reflect the actual recovery rate of refined metal from such gold concentrates, dore and ore); and (3) the Monthly Average Gold Price for the month in which the gold concentrates, dore and ore were sold.

                                             (b) If Payor produces refined gold (meeting the specifications of the London Bullion Market Association, and if the London Bullion Market Association no longer prescribes specifications, the specifications of such other association generally accepted and recognized in the mining industry) from Minerals, and if Section 1.2.1(a) above is not applicable, then for purposes of determining Gross Value, the refined gold shall be deemed to have been sold at the Monthly Average Gold Price for the month in which it was refined. The Gross Value shall be determined by multiplying Gold Production during the month by the Monthly Average Gold Price.

               1.2.2 Silver.

                                             (a) If Payor sells silver concentrates, dore or ore, then Gross Value shall be the value of the silver contained in the silver concentrates, dore and ore determined by utilizing: (1) the mine weights and assays for such silver concentrates, dore and ore; (2) a reasonable recovery rate for the refined silver recoverable from such silver concentrates, dore and ore (which shall be adjusted annually to reflect the actual recovery rate of refined metal from such silver concentrates, dore and ore); and (3) the Monthly Average Silver Price for the month in which the silver concentrates, dore and ore were sold.

                                             (b) If Payor produces refined silver (meeting the specifications for refined silver subject to the New York Silver Price published by Handy & Harmon, and if Handy & Harmon no longer publishes such specifications, the specifications of such other association or entity generally accepted and recognized in the mining industry) from Minerals, and if Section 1.2.2( a) above is not applicable, the refined silver shall be deemed to have been sold at the Monthly Average Silver Price for the month in which it was refined. The Gross Value shall be determined by multiplying Silver Production during the month by the Monthly Average Silver Price.

                              1.2.3 All Other Minerals.

                                             (a) If Payor sells any concentrates, dore or ore of Minerals other than gold or silver, then Gross Value shall be the value of such Minerals determined by utilizing: (1) the mine weights and assays for such Minerals; (2) a reasonable recovery rate for the Minerals (which shall be adjusted annually to reflect the actual recovery rate of recovered or refined metal or product from such Minerals); and (3) the monthly average price for the Minerals or product of the Minerals for the month in which the concentrates, dore or ore was sold. The monthly average price shall be determined by reference to the market for such Minerals or product which is recognized in the mining industry as authoritative and reflective of the market for such Minerals or product.

                                             (b) If Payor produces refined or processed metals from Minerals other than refined gold or refined silver, and if Section 1.2.3(a) above is not applicable, then Gross Value shall be equal to the amount of the proceeds received by Payor during the month from the sale of such refined or processed metals. Payor shall have the right to sell such refined or processed metals to an affiliated party, provided that such sales shall be considered, solely for purposes of determining Gross Value, to have been sold at prices and on terms no less favorable than those that would be obtained from an unaffiliated third party in similar quantities and under similar circumstances.

               1.3 "Minerals" means gold, silver, platinum, antimony, mercury, copper, lead, zinc, and all other mineral elements and mineral compounds, and geothermal resources, which are contemplated to exist on the Property or which are after the Effective Date discovered on the Property and which can be extracted, mined or processed by any method presently known or developed or invented after the Effective Date.

               1.4 "Monthly Average Gold Price" means the average London Bullion Market Association Afternoon Gold Fix, calculated by dividing the sum of all such prices reported for the month by the number of days for which such prices were reported during that month. If the London Bullion Market Association Afternoon Gold Fix ceases to be published, all such references shall be replaced with references to prices of gold for immediate sale in another established marked selected by Payor, as such prices are published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry.

               1.5 "Monthly Average Silver Price" means the average New York Silver Price as published daily by Handy & Harmon, calculated by dividing the sum of all such prices reported for the month by the number of days in such month for which such prices were reported. If the Handy & Harmon quotations cease to be published, all such references shall be replaced with references to prices of silver for immediate sale in another established market selected by Payor as published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry.

               1.6 "Net Smelter Returns" means the Gross Value of all Minerals, less the following costs, charges and expenses paid or incurred by Payor with respect to the refining and smelting of such Minerals:

                              1.6.1 Charges for smelting and refining (including sampling, assaying and penalty charges), but not any charges or costs of agglomeration, beneficiation, crushing, extraction, milling, mining or other processing; and

                              1.6.2 Actual costs of transportation (including freight, insurance, security, transaction taxes, handling, port, demurrage, delay and forwarding expenses incurred by reason of or in the course of such transportation) of concentrates or dore metal from the Property to the smelter or refinery, but not any charges or costs of transportation of Minerals or ores from any mine on the Property to an autoclave, concentrator, crusher, heap or other leach process, mill or plant which is not a smelter or refinery.

               1.7 "Property" means the real property described in the instrument to which these Net Smelter Returns provisions are attached and made a part.

               1.8 "Silver Production" means the quantity of refined silver outturned to Payor's account by an independent third-party refinery for silver produced from the Property during the month on either a provisional or final settlement basis.

2.           Payment Procedures.

               2.1 Accrual of Obligation. Payor's obligation to pay the royalty shall accrue and become due and payable upon the sale or shipment from the Property of unrefined metals, dore metal, concentrates, ores or other Minerals or Minerals products or, if refined metals are produced, upon the outturn of refined metals meeting the requirements of the specified published price to Payor's account.

               2.2 Futures or Forward Sales, Etc.. Except as provided in Sections 1.2.1( a), 1.2.2(a) and 1.2.3 (a) (regarding sales of unprocessed gold and silver and sales of Minerals other than gold and silver), Gross Value shall be determined irrespective of any actual arrangements for the sale or other disposition of Minerals by Payor, specifically including but not limited to forward sales, futures trading or commodities options trading, and any other price hedging, price protection, and speculative arrangements that may involve the possible delivery of gold, silver or other metals produced from Minerals.

               2.3 Monthly Calculations and Payments. Net Smelter Returns royalties shall be determined on a monthly basis. Payor shall pay Payor each monthly royalty payment on or before the last business day of the month immediately following the month in which the royalty payment obligation accrued. Payor acknowledges that late payment by Payor to Recipient of royalty payments will cause Recipient to incur costs, the exact amount of which will be difficult to ascertain. Accordingly, if any amount due and payable by Payor is not received by Recipient within ten (10) days after such amount is due, then Payor shall pay to Recipient a late charge equal to ten percent (10%) of such overdue amount. Recipient's acceptance of such late charge shall not constitute a waiver of Payor' default with respect to such overdue amount, nor prevent Recipient from exercising any of Recipient's other rights and remedies. If any amount payable by Payor remains delinquent for a period in excess of thirty (30) days, Payor shall pay to Recipient, in addition to the late payment, interest from and after the due date at the statutory interest rate.

               2.4 Statements. At the time of payment of the royalty, Payor shall accompany such payment with a statement which shows in detail the quantities and grades of refined gold, silver or other metals or dore, concentrates or ores produced and sold or deemed sold by Payor in the preceding month; the Monthly Average Gold Price and Monthly Average Silver Price, as applicable; costs and other deductions, and other pertinent information in detail to explain the calculation of the payment with respect to such month. Payment shall be made to the address provided in the agreement or instrument to which this Exhibit is attached for purposes of notices or by wire transfer to an account which Recipient designates.

               2.5 Inventories and Stockpiles. Payor shall include in all monthly statements a description of the quantity and quality of any gold or silver dore that has been retained as inventory for more than ninety (90) days. Recipient shall have thirty (30) days after receipt of the statement to either: (a) elect that the dore be deemed sold, with Gross Value to be determined as provided in Sections 1.2.1 (b), with respect to gold, and 1.2.2(b), with respect to silver, as of such thirtieth (30th) day utilizing the mine weights and assays for such dore and utilizing a reasonable recovery rate for refined metal and reasonable deemed charges for all deductions which Payor is authorized to take, or (b) elect to wait until such time as the royalty payment otherwise would become payable pursuant to Sections 1.2.1(b) and 1.2.2(b) . The Payor's failure to respond within such time shall be deemed to be an election to use the methods described in Sections 1.2.1(b) and 1.2.2(b) .

               2.6 Audit. Upon reasonable notice and at a reasonable time, the Recipient shall have the right to audit and examine the Payor's accounts and records relating to the calculation of the Net Smelter Returns royalty payments. If such audit determines that there has been a deficiency or an excess in the payment made to Recipient, such deficiency or excess shall be resolved by adjusting the next monthly royalty payment due Recipient. Recipient shall pay all costs of such audit unless a deficiency of three percent (3%) or more of the royalty payment due for the calendar month in question is determined to exist. All books and records used by Payor to calculate the royalty payments shall be kept in accordance with generally accepted accounting principles applicable to the mining industry.

3.           Sampling and Commingling. Payor shall have the right to commingle Minerals and ores from the Property and materials from other properties, provided, that Payor first informs Recipient, in writing, of Payor' s intention to commingle and delivers to Recipient a detailed written description of Payor's commingling plan. Recipient shall have ninety (90) days during which to review, comment on and approve Payor's proposed commingling plan. In any and all events, all Minerals and ores shall be measured and sampled by Payor in accordance with sound mining and metallurgical practices for metal and mineral content before commingling of any such Minerals or ores with materials from any other property. Representative samples of materials from the Property intended to be commingled shall be retained by Payor, and assays of these samples shall be made before commingling to determine the metal content of each ore. Detailed records shall be kept by Recipient showing measurements, assays of metal content and gross metal content of the materials from the Property are commingled.

Assessor's Parcel No.000-006 - 14

Recorded at the request of and when recorded return to:
Goodsprings Development Corp. 2305 Pleasure Dr. Reno, Nevada 89509

Memorandum of Mining Lease and Option to Purchase Agreement

               This Memorandum of Mining Lease and option to Purchase Agreement "Memorandum") is made and entered into by and between Goodsprings Development Corp. ("Owner"), and Entourage USA Inc., a wholly owned subsidiary of Entourage Mining Ltd. ("Lessee").

               Notice is given that Owner and Lessee have entered into the Mining Lease and Option to Purchase Agreement dated effective June 1, 2004, in accordance with which Owner has leased Lessee the patented and unpatented mining claims situated in T. 1 S., R. 39 E., MDB&M, Esmeralda County, Nevada, more particularly described in Exhibit A attached to and by this reference incorporated in this Memorandum. Owner has also granted to Lessee the option to purchase the property subject to this Agreement.

               For the purposes of this Agreement and this Memorandum, the parties addresses are:

If to Owner:	Apex 76 Deep Mines Co.
C/O Ken Brook
2305 Pleasure Dr.
Reno, Nevada, 89509

If to Lessee:	Entourage USA Inc., a wholly owned subsidiary of
Entourage Mining Ltd.
C/O Greg Kennedy
212 525 Seymour St.
Vancouver, B.C. V6B3H7
Canada

Dated June 16, 2004

	By	"Gregory F. Kennedy"
Lessee
Entourage Mining Ltd.
Owner

STATE OF NEVADA,	)
ss.
COUNTY OF WASHOE	)

               This Memorandum of Mining Lease and Option to Purchase Agreement was acknowledged before me on June 16, 2004, by Gregory F. Kennedy as President of Entourage USA Inc., a wholly owned subsidiary of Entourage Mining Ltd.

"Christopher D. Farber"
Notary Public
City of Vancouver
Province Of British Columbia
NOTARIAL SEAL

STATE OF NEVADA,	)
ss.
COUNTY OF ____________	)

This Memorandum of Mining Lease and Option to purchase Agreement was acknowledged before me on _____________________ , 20____, by D. K. Brook Jr., as President of Goodsprings Development Corp..

Notary Public

Exhibit A
Description of Property

C.	Patented Mining Claims

Black Warrior patented claim USMS 40 and Sunrise USMS 41 in Section 3.1, T. 1 S., R. 39 E., MDB&M, Esmeralda County, Nevada. APN 000-006-14

B.	Unpatented Mining Claims:

Claim Name:	BLM Serial #

BW1 to BW5	773255 -58, 789771

BWX1 to BWX4	801552 - 555

Exhibit 4.2

Mining Lease and Option to Purchase Agreement

               This Mining Lease and Option to Purchase Agreement ("Agreement") is made and entered into by and between APEX 76 Deep Mines Co., a Nevada Corporation, ("Owner"), and Goodsprings Development Corporation, a Nevada Corporation ("Lessee").

Recitals

               A.                Owner owns the Black Warrior patented mining claim USMS 40 and Sunrise USMS 41 in T.1 S., R 39 E., MDB&M, Esmeralda County, Nevada, and has located the BW1-BW5 and BWX1-BWX4 unpatented mining claims situated in T. 1 S., R. 39 E., MDB&M, Esmeralda County, Nevada, more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement (collectively the "Property").

               B.                Owner desires to lease the Property to Lessee and to grant to Lessee the option to purchase the Property on the terms and conditions of this Agreement.

               Now, therefore, in consideration of their mutual promises, the parties agree as follows:

1.            Definitions. The following defined terms, wherever used in this Agreement, shall have the meaning described below:

               1.1                "Area of Interest" means the geographic area within one (1) mile from the exterior boundaries of the Property.

               1.2                "Closing Date" means the date on which Lessee's purchase of the Property is closed in accordance with Section 5.

               1.3                "Effective Date" means April 10, 2004.

               1.4                "Governmental Regulations" means all directives, laws, orders, ordinances, regulations and statutes of any Federal, state or local agency, court or office.

               1.5                "Interest Rate" means twelve percent (12%) per annum.

               1.6                "Lease Year" means each one (1) year period following the Effective Date and each anniversary of the Effective Date.

               1.7                "Lessee" means Goodsprings Development Corporation, a Nevada corporation, and its successors and assigns.

               1.8                "Minerals" means all minerals and mineral materials, including gold, silver, platinum, and platinum group metals, base metals (including antimony, chromium, cobalt, copper, lead, manganese, mercury, nickel, molybdenum, titanium, tungsten, zinc), and other metals and mineral materials which are on, in or under the Property.

1

               1.9                "Option" means the Option granted by Owner to Lessee to purchase the Property.

               1.10                "Owner" means APEX 76 Deep Mines Company, its heirs, successors and assigns.

               1.11                "Property" means the Black Warrior patented mining claim USMS 40 and Sunrise USMS 41, BW1 - BW5, and BWX1-BWX4 unpatented mining claims situated in T.1 S., R.39 E., MDB&M, Esmeralda County, Nevada, plus such additional unpatented mining claims which are made subject to this Agreement.

               1.12                "Purchase Price" means the purchase price for the Property described in Section 5.

               1.13                "Rental Payments" means the rental payments payable by Lessee in accordance with Section 4.1.

2.            Lease and Grant of Rights. Owner leases the Property to Lessee and grants Lessee the rights and privileges described in this Section.

               2.1                Lease. Owner leases the Property to Lessee for the purpose of exploration for Minerals, provided, however, that Lessee shall have no right to construct, develop or operate a mine on the Property without first having exercised and closed the Option.

               2.2                Water Rights. Subject to the regulations of the State of Nevada concerning the appropriation and taking of water, Lessee shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by Lessee in its operations on the Property. If Lessee acquires or files any application for appropriation or a permit, it shall cause each such application and permit to be taken jointly in the names of Owner and Lessee. On termination of this Agreement, except on Lessee's exercise and closing of the Option, Lessee shall assign and convey to Owner all permits and water rights appurtenant to the Property which are acquired by Lessee during the term of this Agreement. If Lessee exercises and closes the Option, Owner shall assign and convey to Lessee all permits and water rights appurtenant to the Property.

3.           Term. The initial term of this Agreement shall commence on the Effective Date and shall expire ten (10) years after the Effective Date, unless this Agreement is sooner terminated, canceled or extended. Owner grants to Lessee and Lessee shall have the option and right to extend the term of this Agreement for ten (10) additional extension terms of one (1) year each on the express condition that Lessee is conducting exploration activities on the Property at the expiration of the term immediately preceding the proposed extension term and Lessee is current in its performance of all of its obligations under this Agreement, including, expressly, Lessee's payment obligations. If Lessee elects to extend the term of this Agreement, Lessee shall notify Owner not less than thirty (30) days before expiration of the term immediately preceding the proposed extension term.

2

4.           Payments. Lessee shall make the following payments to Owner:

               4.1                Rental Payments. On the dates described below, Lessee shall pay to Owner the sums described below:

Date	Payment Amount

On the parties' execution of this Agreement	$1,000.00
October 10, 2004	$4,000.00
April 10, 2005	$5,000.00
April 10, 2006	$7,500.00
April 10, 2007 and each anniversary thereafter	$10,000.00

The Rental Payments shall be credited against the Purchase Price.

               4.2                Method of Payment. All payments by Lessee to Owner shall be paid by check delivered to Owner at its address for notice purposes or by wire transfer to an account designated by Owner.

               4.3                Late Charge and Interest. If Lessee does not timely pay any Rental Payment or any other amount payable by Lessee under this Agreement within ten (10) days after the date on which such payment is due, Lessee shall pay to Owner a late charge equal to ten percent (10%) of such overdue amount. Owner's acceptance of the late charge payment shall not constitute a waiver of Lessee's default regarding such overdue amount, nor prevent Owner from exercising any of Owner's other rights and remedies granted under this Agreement. If any Rental Payment or other amount payable by Lessee remains delinquent for a period in excess of thirty (30) days, Lessee shall pay to Owner, in addition to the late charge, interest from and after the due date at the Interest Rate. Lessee's payment of such interest shall not excuse or cure any default by Lessee.

5.           Option. Owner grants to Lessee the exclusive right to purchase the Property, subject to the Royalty reserved by Owner and subject to Lessee's obligations under the conveyance executed and delivered by Owner on the closing of the Option. The Purchase Price for the Property shall by Two Hundred Fifty Thousand Dollars ($ 250,000.00) . The Rental Payments paid by Lessee to Owner shall be credited against the Purchase Price.

               5.1                Notice of Election. If Lessee elects to exercise the Option, Lessee shall deliver written notice to Owner. On Owner's receipt of Lessee's notice of exercise of the Option, the parties shall make diligent efforts to close the conveyance of the Property, as applicable, within thirty (30) days after Owner's delivery of the notice.

               5.2                Real Property Transfer Taxes. Lessee shall pay the real property transfer taxes, if any, the costs of escrow and all recording costs incurred in closing of the Option.

3

               5.3                Proration of Taxes. Payment of any and all state and local real property and personal property taxies levied on the property and not otherwise provided for in this Agreement shall be prorated between the parties as of the closing of any transaction on the basis of a thirty (30) day month.

               5.4                Payment on Closing. On closing of the Option, Lessee shall pay the balance of the Purchase Price to Owner, in cash or by wire transfer to an account designated by Owner.

               5.5                Conveyance on Closing. If Lessee exercises and closes the Option, Owner shall execute and deliver to Lessee a conveyance of the Property in the form of Exhibit B attached to and by this reference incorporated in this Agreement. Owner and Lessee shall execute and deliver such other written assurances and instruments as are reasonably necessary for the purpose of closing the purchase of the Property.

               5.6                Effect of Closing. On closing of the Option, Lessee shall own the Property and Owner shall have no right, title or interest in the Property.

6.            Compliance With the Law. Lessee shall, at Lessee's sole cost, promptly comply with all Governmental Regulations relating to the condition, use or occupancy of the Property by Lessee, including but not limited to all exploration and development work performed by Lessee during the term of this Agreement. Lessee shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of the Property and Lessee shall defend, indemnify and hold harmless Owner from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to Lessee's failure to comply with any applicable Governmental Regulations. Owner agrees to cooperate with Lessee in Lessee's application for governmental licenses, permits, and approvals, the costs of which shall be borne by Lessee. Promptly following the Effective Date, Lessee shall apply and diligently prosecute its application for a special use permit for mining operations on the Property.

7.           Inspection of Data. During the term of this Agreement, Owner shall have the right to examine and make copies of all data regarding the Property in Lessee's possession during reasonable business hours and upon prior notice, provided, however, that the rights of the Owner to examine such data shall be exercised in a manner that does not interfere with the operations of Lessee.

8.           Scope of Agreement. This Agreement shall extend to and include the unpatented mining claims described in Recital A of this Agreement and in the exhibits which are part of this Agreement, and all other interests, mining claims and property rights made part of and subject to this Agreement in accordance with this Section. All unpatented mining claims located by Owner or Lessee which are partially or wholly in the Area of Interest shall be located in Owner's name and shall be part of and subject to this Agreement. On location by a party of any mining claims in the Area of Interest, the locating party shall promptly notify the other party. The parties shall execute and deliver an amendment of this Agreement, in recordable form, which provides that the newly located unpatented mining claims are part of the Property and are subject to this Agreement. The amendment made be recorded by either party.

4

9.           Liens and Notices of Non-Responsibility. Lessee agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by Lessee, and to pay, and defend, indemnify and hold harmless Owner from and against, all indebtedness and liabilities incurred by or for Lessee which may or might become a lien, charge or encumbrance; except that Lessee need not discharge or release any such lien, charge or encumbrance so long as Lessee disputes or contests the lien, charge or encumbrance and posts a bond sufficient to discharge lien acceptable to Owner. Subject to Lessee's right to post a bond in accordance with the foregoing, if Lessee does not within thirty (30) days following the imposition of any such lien, charge or encumbrance, cause the same to be released of record, Owner shall have, in addition to Owner's contractual and legal remedies, the right, but not obligation to cause the lien to be released by such manner as Owner deems proper, including payment of the claim giving rise to such lien, charge or encumbrance. All sums paid by Owner for and all expenses incurred by it in connection with such purpose, including court costs and attorney fees, shall be paid by Lessee to Owner on demand with interest at the Interest Rate. Notwithstanding the provisions of this Section, Lessee shall have the right to grant a lien and security interest in the Property for the purpose of obtaining financing for the development of a mine on the Property.

10.         Taxes.

               10.1                Real Property Taxes. Owner shall pay any and all taxes assessed and due against the Property before the execution of this Agreement. Lessee shall pay promptly before delinquency all taxes and assessments, general, special, ordinary and extraordinary, that may be levied or assessed during the term of this Agreement upon the Property. All such taxes for the year in which this Agreement is executed and for the year in which this Agreement terminates shall be prorated between the Owner and Lessee, except that neither the Owner nor Lessee shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the Property assessed solely to the other party.

               10.2                Personal Property Taxes. Each party shall promptly when due pay all taxes assessed against such party's personal property, improvements or structures placed or used on the Property.

               10.3                Income Taxes. Owner shall not be liable for any taxes levied on or measured by income or net proceeds, or other taxes applicable to Lessee, based upon payments under this Agreement or under the conveyance executed and delivered by Owner on the Closing of the Option.

               10.4                Delivery of Tax Notices. If Owner receives tax bills or claims which are Lessee's responsibility, Owner shall promptly forward them to Lessee for payment.

5

11.         Insurance and Indemnity.

               11.1                Lessee's Liability Insurance. Lessee shall, at Lessee's sole cost, keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least One Million Dollars ($1,000,000) per occurrence for injuries to or death of person, One Hundred Thousand Dollars ($100,000) per occurrence for property damage, and with contractual liability endorsement insuring Lessee's performance of Lessee's indemnity obligations of this Agreement.

               11.2                Form and Certificates. The policy of insurance required to be carried by Lessee pursuant to this Section shall be with a company approved by Owner and shall have a Best's Insurance Rating of at least A-VII. Such policy shall name Owner as an additional insured an contain a cross-liability and sever ability endorsement. Lessee's insurance policy shall also be primary insurance without right of contribution from any policy carried by Owner. A certificate of insurance and a copy of Lessee's insurance policy shall be provided to Owner before any entry by Lessee or its agents or employees on the Property and shall provide that such policy is not subject to cancellation, expiration or change, except upon thirty (30) days prior written notice to Owner.

               11.3                Waiver of Subrogation. Lessee and Owner each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by Owner or Lessee and in force at the time of such loss or damage.

               11.4                Waiver and Indemnification. Owner shall not be liable to Lessee and Lessee waives all claims against Owner for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to Lessee's business conducted on the Property. Lessee shall defend, indemnify and hold harmless Owner and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising in connection with injury to person or property from any activity, work, or things done, permitted or suffered by Lessee or Lessee's agents, partners, servants, employees, invitees or contractors on or about the Property, or from any breach or default by Lessee in the performance of any obligation on the part of Lessee to be performed under the terms of this Agreement (all of the foregoing collectively referred to hereinafter as General Indemnity Claims). Lessee agrees to defend all General Indemnity Claims on behalf of Owner, with counsel reasonably acceptable to Owner. The obligations of Lessee contained in this Section shall survive the expiration of the term or sooner termination of this Agreement.

12.          Environmental.

               12.1                Definitions. Hazardous Materials means any material, waste, chemical, mixture or byproduct which: (a) is or is subsequently defined, listed or designated under Applicable

6

Environmental Laws (defined below) as a pollutant, or as a contaminant, or as toxic or hazardous; or (b) is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any Federal, state or local governmental authority or agency. Applicable Environmental Laws means any applicable Federal, state, or local governmental law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of Federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

               12.2                Lessee Hazardous Material Activities. Lessee shall limit any use, generation, storage, treatment, transportation, and handling of Hazardous Materials in connection with Lessee's use of the Property (collectively "Lessee Hazardous Materials Activities") to those Hazardous Materials, and to quantities of them, that are necessary to perform activities permitted under this Agreement. Lessee Hazardous Materials Activities include, without limitation, all such activities on or about the Property by Lessee's employees, partners, agents, invitees, contractors and their subcontractors. Lessee shall not cause or permit any Hazardous Materials to be disposed or abandoned at the Property. Lessee shall cause all Lessee Hazardous Materials Activities to be performed in strict conformance to Applicable Environmental Laws. Lessee shall promptly notify Owner of any actual or claimed violation of Applicable Environmental Laws in connection with Lessee Hazardous Materials Activities, and Lessee shall promptly and thoroughly cure any violation of Applicable Environmental Laws in connection with Lessee Hazardous Materials Activities. If any governmental approval, consent, license or permit is required under Applicable Environmental Laws for Lessee to perform any portion of its work at the Property, including without limitation any air emission permits, before commencing any such work, Lessee shall be solely responsible, at Lessee expense, for obtaining and maintaining, and providing copies of, each approval, consent, license or permit. All Lessee Hazardous Materials Activities shall be performed by qualified personnel who have received proper training with respect to Hazardous Materials, including compliance with applicable OSHA laws and regulations. Lessee shall cause all Hazardous Materials present at the Property in connection with Lessee Hazardous Materials Activities to be safely and securely stored, using double containment. Lessee agrees that neither its use of the Property nor Lessee Hazardous Materials Activities shall result in contamination of the environment.

               12.3.                Spills of Hazardous Materials. Lessee shall promptly notify Owner and each governmental regulatory entity with jurisdiction of any spills, releases, or leaks of Hazardous Materials that occur in connection with Lessee Hazardous Materials Activities or Lessee's use of the Property, including but not limited to any contamination of the environment (collectively "Lessee Contamination"). Lessee further shall promptly notify Owner of any claims of which Lessee becomes aware regarding any actual or alleged Lessee Contamination. Lessee shall be solely responsible at its expense for promptly, diligently and thoroughly investigating, monitoring, reporting on, responding to, and cleaning up to completion any and all such Lessee Contamination, in full conformance to Applicable Environmental Laws (collectively the "Lessee Environmental Response Work"). All Lessee Environmental Response Work shall be reported to each governmental regulatory entity with jurisdiction on an ongoing basis, and Lessee shall

7

diligently attempt to attain written concurrence each such regulatory entity that all Lessee Environmental Response Work has been satisfactorily performed and completed. Lessee at its expense shall keep Owner timely informed of Lessee's progress in responding to any Lessee Contamination, including but not limited to providing Owner with copies, at Lessee's expense, of all reports, work plans, and communications with governmental entities.

               12.4                Removal of Stored Hazardous Materials. Before the expiration or termination of this Agreement, and not withstanding any other provision of this Agreement, and in full conformance to Applicable Environmental Laws, Lessee shall: (a) cause to be properly removed from the Property all Hazardous Materials stored at the Property in connection with Lessee's use of the Property or in connection with Lessee Hazardous Materials Activities; and (b) cause to be properly dismantled, closed and removed from the Property all devices, drums, equipment and containments used for handling, storing or treating Hazardous Materials Activities. As part of the closure and removal activities described in the preceding sentence, Lessee shall cause to be performed representative environmental sampling of areas of the Property where such handling, storing or treating of Hazardous Materials occurred, to confirm that no contamination of the environment has resulted from any Lessee Hazardous Materials Activities. Such sampling shall be performed by a qualified environmental consultant acceptable to Owner, and such consultant shall promptly issue a written report which describes the consultant's data, findings and conclusions, a copy of which shall be provided to Owner at Lessee's expense. If any Lessee Contamination is discovered, Lessee shall immediately initiate Lessee Environmental Response Work as prescribed in this Agreement.

               12.5                Environmental Indemnity. Lessee shall promptly reimburse, defend, indemnify (with legal counsel acceptable to Owner, whose consent shall not unreasonably be withheld) and hold harmless Owner, its employees, assigns, successors-in-interest, agents and representatives from any and all claims, liabilities, obligations, losses, causes of action, demands, governmental proceedings or directives, fines, penalties, expenses, costs, (including but not limited to reasonable attorney's fees, consultant‘s fees, and other expert's fees and costs), and damages which arise from or relate to: (a) Lessee Hazardous Materials Activities; (b) Lessee Contamination; ( c ) any non- compliance with Applicable Environmental Laws in connection with Lessee's use of the Property; or (d) a breech of any obligation of Lessee under this Section.

               12.6                Survival. The provisions of this Section shall survive expiration or termination of this Agreement .

13.         Work Obligations and Conversion of Claims.

               13.1                Work Obligations.

                                        13.1.1                Annual Assessment Work. To the extent required by law, beginning with the annual assessment work period of September 1, 2004, to September 1, 2005, and for each following annual assessment work year commencing during the term of this Agreement, Lessee shall perform for the benefit of the Property work of a type customarily deemed applicable as assessment work and of sufficient value to satisfy the annual assessment work requirements of

8

all applicable Federal, state and local laws, regulations and ordinances, if any, and shall prepare evidence of the same in form proper for recordation and filing, and shall timely record and/or file such evidence in the appropriate Federal, state and local office as required by applicable Federal, state and local laws, regulations and ordinances. If Lessee elects to terminate this Agreement more than two (2) months before the deadline for performance of annual assessment work for the following annual assessment year, Lessee shall have no obligation to perform annual assessment work nor to prepare, record and/or file evidence of the same for the following annual assessment year. Lessee's obligation, if any, to perform the annual assessment work for the assessment work period September 1, 2004 to September 1, 2005 , is an unconditional obligation of Lessee which shall survive termination of this Agreement.

                                        13.1.2                Federal Mining Claim Maintenance Fees. If under applicable Federal laws and regulations Federal annual mining claim maintenance fees are required to be paid for the unpatented mining claims which constitute all or part of the Property, beginning with the annual assessment work period of September 1, 2004, to September 1, 2005, Lessee shall timely and properly pay the Federal annual mining claim maintenance fees and shall execute and record or file, as applicable proof of payment of the Federal annual mining claim maintenance fees and of Owner's intention to hold the unpatented mining claims which constitute the Property. If Lessee elects to terminate this Agreement more than two (2) months before the deadline for payment of the Federal annual mining claim maintenance fees for the following annual assessment year, Lessee shall have no obligation to pay the Federal annual mining claim maintenance fees for the Property for the following assessment year. Lessee's obligation for payment of Federal annual mining claim maintenance fees and recording of the proof of payment and notice of intent to hold the claims for the assessment work period September 1, 2004, to September 1, 2005, is an unconditional obligation of Lessee which shall survive termination of this Agreement.

               13.2                Amendment of Mining Laws. The parties acknowledge that legislation for the amendment or repeal of the mining laws of the United States applicable to the Property has been, and in the future may be, considered by the United States Congress. The parties desire to insure that any and all interests of the parties in the lands subject to the unpatented mining claims which comprise all or part of the Property, including any rights or interests acquired in such lands under the mining laws as amended, repealed or superseded, shall be part of the Property and shall be subject to the Agreement. If the mining laws applicable to the unpatented mining claims subject to this Agreement are amended, repealed or superseded, the conversion or termination of Owner's interest in the Property pursuant to such amendment, repeal or supersession of the mining laws shall not be considered a deficiency or defect in Owner's title in the Property, and Lessee shall have no right or claim against Owner resulting from the conversion, diminution, or loss of Owner's interest in and to the Property, except as expressly provided in this Agreement.

               If pursuant to any amendment or supersession of the mining laws Owner is granted the right to convert its interests in the unpatented mining claims compromising the Property to a permit, license, lease, or other right or interest, all converted interests or rights shall be deemed to be part of the Property subject to this Agreement. Upon the grant or issuance of such converted interests or rights, the parties shall execute and deliver an addendum to this

9

Agreement, in recordable form, by which such converted interests or rights are made subject to this Agreement.

14.        Relationship of the Parties.

               14.1                No Partnership. This Agreement shall not be deemed to constitute any party in its capacity as such, the partner, agent, or legal representative of any other party, or to create any joint venture, partnership, mining partnership between the parties.

               14.2                Competition. Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party. In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any interest, property or right to it outside the scope of this Agreement.

15.         Inspection. Owner or Owner's duty authorized representatives shall be permitted to enter on the Property and Lessee's workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner which does not unreasonably hinder, delay or interfere with Lessee's operations.

16.         Title. Owner represents that: (a) the unpatented mining claims which are part of the Property were properly located in accordance with applicable Federal and state laws and regulations; (b) the unpatented mining claims which are part of the Property are in good standing; (c) subject to the paramount title of the United States, Owner has the good right and full power to lease and to convey the unpatented mining claims which are part of the Property and the fee lands which are part of the Property described in this Agreement; and (d) the Property is free and clear of all liens, claims, and encumbrances and Owner has good and marketable title to the Property. Owner disclaims any representation or warranty concerning the existence or proof of a discovery of locatable minerals on or under the Property. Owner's representations and warranties concerning title shall survive termination of this Agreement and the conveyance from Owner to Lessee on exercise and closing of the Option.

17.         Covenants, Warranties and Representations. Each of the parties covenants, warrants and represents for itself as follows:

               17.1                Compliance with Laws. That is has complied with all applicable laws and regulations of any governmental body, Federal, state or local, regarding the terms of and performance of its obligations under this Agreement.

               17.2                No Pending Proceedings. That there are no lawsuits or proceedings pending or threatened which affect its liability to perform the terms of this Agreement.

10

               17.3                Costs. That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

               17.4                Brokers. That it has had no dealings with any agent, broker, or finder in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any agent's, broker's or finder's fee is due in connection with this Agreement.

18.         Termination by Owner. Any failure by Lessee to perform any of its covenants, liabilities, obligations or responsibilities under this Agreement shall be default. Owner may give Lessee written notice of a default. If default is not remedied within thirty (30) days after receipt of the notice, provided the default can reasonably be cured within that time, or, if not, if Lessee has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, Owner may terminate this Agreement by delivering notice to Lessee of Owner's termination of this Agreement. In case of Lessee's failure to pay the Rental Payments, Owner shall be entitled to give Lessee written notice of the default, and if such default is not remedied within fifteen (15) days after receipt of the notice, then Owner may terminate this Agreement by delivering notice to Lessee of Owner's termination of this Agreement. On termination of this Agreement based on Lessee's default, within ten (10) days Lessee shall execute to Owner a release of this Agreement in form acceptable for recording.

19.         Termination by Lessee. Lessee may terminate this Agreement at any time by giving written thirty (30) days advance notice to Owner. If Lessee terminates this Agreement, Lessee shall perform all obligations and pay all payments which accrue or become due before the termination date. On Lessee's termination of this Agreement, within ten (10) days Lessee shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording.

20.         Surrender of Property. On expiration or termination of this Agreement, Lessee shall surrender the Property promptly to Owner and at Lessee's sole cost shall remove from the Property all of Lessee's equipment, buildings, and structures. Lessee shall reclaim the Property in accordance with all applicable Governmental Regulations. Lessee shall diligently perform reclamation and restoration of the Property such that Lessee's reclamation and restoration shall be completed before expiration or termination of this Agreement and not later than the date required under any Governmental Regulations.

21.         Data. Within thirty (30) days following termination of this Agreement, Lessee shall deliver to Owner copies of all data regarding the Property in Lessee's possession at the time of termination which before termination have not been furnished to Owner and, at Owner's request, Lessee shall deliver to Owner all drilling core samples and sample splits taken from the Property.

22.         Confidentiality. The data and information, including the terms of this Agreement, coming into Lessee's possession by virtue of this Agreement shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or

11

protect title to the Property or to publicly announce and disclose information under Governmental Regulations or under the rules and regulations of any stock exchange on which the stock of any party, or the parent or affiliates of any party, is listed. Lessee agrees to inform Owner of the content of the announcement or disclosure in sufficient time to permit Owner to jointly or simultaneously make a similar public announcement or disclosure. If a party negotiates for a transfer of all or any of its interest in the Property or under this Agreement or negotiates to procure financing or loans relating to the Property, in order to facilitate any such negotiations such party shall have the right to furnish information to third parties, provided that each third party to whom the information is disclosed agrees to maintain its confidentiality in the manner provided in this Section.

23.         Assignment.

               23.1                Lessee's Assignment. Lessee shall have the right to assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer all or any part of its interest in this Agreement or the Property.

               23.2                Owner's Assignment. Owner shall have the right to assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer all or any part of its interest in this Agreement or the Property. No change in ownership of Owner's interest in the Property shall affect Lessee's obligations under this Agreement unless and until Owner delivers and Lessee receives copies of the documents which demonstrate the change in ownership of Owner's interest. Until Lessee receives Owner's notice and the documents required to be delivered under this Section, Lessee may continue to make all payments under this Agreement as if the transfer of Owner's ownership interest had not occurred. No division of Owner's ownership as to all or any part of the Property shall enlarge Lessee's obligation or diminish Lessee's rights under this Agreement.

24.         Memorandum Agreement. The parties shall execute and deliver a memorandum of this Agreement. The execution of the memorandum shall not limit, increase or in any manner affect any of the terms of this Agreement or any rights, interests or obligations of the parties.

25.         Notices. Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressee's local time shall be deemed delivered the next day.

12

If to Owner:	Apex 76 Deep Mines co.
C/O John F. Path Jr.
POB 131
Silver Peak, Nevada 89047

If to Lessee:	Goodsprings Development Corp
C/O Ken Brook
2305 Pleasure Dr.
Reno, Nevada 89509

26.         Binding Effect of Obligations. This Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

27.         Entire Agreement. The parties agree that the entire agreement between them is written in this Agreement and in a memorandum of agreement of even date. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement may be amended or modified only by a written instrument signed by the parties with the same formality as this Agreement.

28.         Governing Law and Forum Selection. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada. Any action or proceeding concerning the construction, or interpretation of the terms of this Agreement or any claim or dispute between the parties shall be commenced and heard in the Second Judicial District Court of the State of Nevada, in and for the county of Washoe, Reno, Nevada.

29.         Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

30.         Severability. If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any Governmental Regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term, or provision held to be invalid.

31.         Time of Essence. Time is of the essence in the performance of the parties' obligations under this Agreement.

13

The parties have executed this Agreement effective as of the Effective Date.

GOODSPRINGS DEVELOPMENT CORP.

By
D.K. Brook Jr. , President

APEX 76 DEEP MINES CO.

By
John F. Path Jr., President

STATE OF NEVADA,	)
ss.
COUNTY OF ____________	)

This mining Lease and Option to Purchase Agreement was acknowledged before me on ______________________ , 20____, by John F. Path Jr. as President of Apex 76 Deep Mines Co.

Notary Public

STATE OF NEVADA,	)
ss.
COUNTY OF ____________	)

This Mining Lease and Option to Purchase Agreement was acknowledged before me on _______________________ , 20 _____ , by Doyle Kenneth Brook, Jr., as President of Goodsprings Development Corporation.

Notary Public

14

Exhibit A
Description of Property

A.	Patented Mining Claims

Black Warrior patented claim USMS 40 and Sunrise USMS 41 in Section 3.1, T. 1 S., R. 39 E., MDB&M, Esmeralda County, Nevada. APN 000-006-14

B.	Unpatented Mining Claims:

Claim Name:	BLM NMC Nos.	Esmeralda County
Book / Page
BW1 to BW5	773255-58, 789771

BWX1 to BWX4	801552-555

15

Assessor's Parcel No.000-006-14

Recorded at the request of and when recorded return to:
Goodsprings Development Corporation c/o Doyle Kenneth Brook, Jr. 2305 Pleasure Dr. Reno, NV 89509

Deed

               This Deed ("Deed") is made by and between Apex 76 Deep Mines Co., Owner, whose address is PO Box 131, Silver Peak, Nevada, 89047 referred to in this Deed as "Grantor," and Goodsprings Development Corp., whose address is 2305 Pleasure Dr., Reno, Nevada 89509, referred to in this Deed as "Grantee."

               For and in consideration of Grantee's payment to Grantor of the sum of ten ($10.00) United States currency, and other good and valuable consideration, the receipt and sufficiency of which Grantor acknowledges, Grantor grants, bargains and sells to Grantee, and to Grantee's successors and signs forever, all right, title and interest in and to the patented fee lands, patented mining claims and unpatented mining claims situated in Esmeralda County, Nevada, more particularly described in Exhibit A attached to and by this reference incorporated in this Deed.

               Together with all and singular the tenements, hereditaments and appurtenances, including water rights, belonging or in any way appertaining to the property described in this Deed.

               To have and to hold the property described in this Deed unto Grantee, and to Grantee's successors and assigns forever.

               Grantor has executed this Deed _______________ , 20 _____

Owner
STATE OF NEVADA,	)
ss.
COUNTY OF ____________	)

This Deed was acknowledged before me on ______________________ , by John f. Path Jr., as President of Apex 76 Deep Mines Co.

Notary Public

16

Exhibit A
Description of Property

B.	Patented Mining Claims

Black Warrior patented claim USMS 40 and Sunrise USMS 41 in Section 3.1, T. 1 S., R. 39 E., MDB&M, Esmeralda County, Nevada.

APN 000-006-14

B.	Unpatented Mining Claims:

Claim Name:	BLM Serial #

BW1 to BW5	773255 -58, 789771

BWX1 to BWX4	801552 - 555

17

Assessor's Parcel No.000-006 - 14

Recorded at the request of and when recorded return to:
Goodsprings Development Corp. 2305 Pleasure Dr. Reno, Nevada 89509

Memorandum of Mining Lease and Option to Purchase Agreement

               This Memorandum of Mining Lease and option to Purchase Agreement "Memorandum") is made and entered into by and between Apex 76 Deep Mines Co. ("Owner"), and Goodsprings Development Corp. ("Lessee").

               Notice is given that Owner and Lessee have entered into the Mining Lease and Option to Purchase Agreement dated effective April 10, 2004, in accordance with which Owner has leased Lessee the fee lands, patented and unpatented mining claims situated in T. 1 S., R. 39 E., MDB&M, Esmeralda County, Nevada, more particularly described in Exhibit A attached to and by this reference incorporated in this Memorandum. Owner has also granted to Lessee the option to purchase the property subject to this Agreement.

               For the purposes of this Agreement and this Memorandum, the parties addresses are:

If to Owner:	Apex 76 Deep Mines Co.
C/O John F. Path Jr.
POB 131
Silver Peak, Nevada 89047

If to Lessee:	Goodsprings Development Corp
C/O Ken Brook
2305 Pleasure Dr.
Reno, Nevada 89509

Dated _______________ , 20____.

By
Lessee

Owner

18

STATE OF NEVADA,	)
ss.
COUNTY OF ____________	)

This Memorandum of Mining Lease and Option to Purchase Agreement was acknowledged before me on ____________________ , 20____, by John F. Path Jr. as President of Apex 76 Deep Mines Co.

Notary Public

STATE OF NEVADA,	)
ss.
COUNTY OF ____________	)

This Memorandum of Mining Lease and Option to purchase Agreement was acknowledged before me on _____________________ , 20____, by D. K. Brook Jr., as President of Goodsprings Development Corp..

Notary Public

19

Exhibit A
Description of Property

C.	Patented Mining Claims

Black Warrior patented claim USMS 40 and Sunrise USMS 41 in Section 3.1, T. 1 S., R. 39 E., MDB&M, Esmeralda County, Nevada. APN 000-006-14

B.	Unpatented Mining Claims:

Claim Name:	BLM Serial #

BW1 to BW5	773255 -58, 789771

BWX1 to BWX4	801552 - 555

20